UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2014

Golar LNG Partners LP
(Translation of registrant’s name into English)
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated November 26, 2014.

Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED September 30, 2014

Highlights

•	Golar LNG Partners LP reports net income attributable to unit holders of $66.9 million and operating income of $65.4 million for the third quarter of 2014.

•	Generated distributable cash flow of $53.2 million for the third quarter with a coverage ratio of 1.47.

•	Declared a third quarter distribution of $0.5475 per unit.

Financial Results Overview
Golar LNG Partners L.P. ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $66.9 million and operating income of $65.4 million for the third quarter of 2014 ("the third quarter"), as compared to net income attributable to unit holders of $37.8 million and operating income of $62.1 million for the second quarter of 2014 ("the second quarter") and net income attributable to unit holders of $35.4 million and operating income of $55.8 million for the third quarter of 2013.
The $9.6 million improvement in 2014 third quarter operating income over the same period in 2013 primarily reflects the addition of the FSRU Golar Igloo to the fleet during the intervening period. This FSRU, acquired on March 28 2014, added approximately $10 million to the third quarter operating income.

An increase in revenue net of voyage expenses from $100.1 million in the second quarter to $102.0 million in the third quarter is largely explained by an additional calendar day in the third quarter and 3 days less total offhire time in the second quarter. Vessel operating expenses decreased by $2.4 million with the majority of the vessels in the fleet seeing declines, predominantly due to lower repairs and maintenance and crew costs. Administration expenses at $1.5 million were marginally higher in the third quarter by $0.1 million.

Net interest expense at $11.1 million for the third quarter was, as expected, in line with the second quarter charge of $11.0 million. No new swaps were entered into during the quarter and no existing swaps matured. As at September 30 2014, the Partnership has undrawn credit facilities of $70 million.

Other financial items for the third quarter included a gain of $0.1 million compared with a loss of $8.0 million in the second quarter. This included non-cash mark-to-market valuation gains on unhedged interest rate swaps of $4.2 million in the third quarter compared to a $3.3 million loss in the second quarter.

Following a further reassessment of current tax liabilities, a substantial credit was recorded against tax resulting in a net credit in the third quarter of $15.1 million. $11.8 million of this credit relates to the recognition of a deferred tax asset in respect of tax losses, relating to certain tax positions that were previously not recognised due to uncertainty. The charge for the second quarter was $2.6 million. The tax charge moving forward, ignoring the non-cash reversal of the deferred tax asset, should normalise at approximately $2.0-$2.5 million per quarter.

The Partnership's Distributable Cash Flow1 for the third quarter was $53.2 million as compared to $45.1 million in the second quarter and the coverage ratio was 1.47 as compared to 1.25 for the second quarter. The increase in coverage ratio is predominantly attributable to the tax credit noted above.

On October 29, 2014, Golar Partners declared a distribution for the third quarter of $0.5475 per unit, which was paid on November 14, 2014 on total units of 62,870,335.

Operational Review
Golar Partners fleet performed well again during the quarter with 99.9% utilization and good control over operating costs underlying a strong operating earnings result. One vessel, the Golar Mazo, drydocked in the period but under the terms of this vessels charter there was no offhire.
Financing and Liquidity
As of September 30, 2014, the Partnership had cash and cash equivalents of $57.2 million and undrawn revolving credit facilities of $70 million. Total debt and capital lease obligations net of restricted cash was $1,048.4 million as of September 30, 2014.

Based on the above debt amount and annualized2 third quarter 2014 adjusted EBITDA3 , Golar Partners has maintained a strong balance sheet with a debt to adjusted EBITDA multiple of 3.0 times.

The Partnership has a firm commitment from the incumbent lenders to extend the soon to mature Golar Maria facility for up to 12 months on terms consistent with the existing facility, and intends to accept this offer. The Partnership has recently been actively looking at the possibility of a Senior Secured Term Loan facility to refinance existing debt and to provide funds for future acquisitions. Due to current market conditions the Partnership has decided to wait before launching a Term Loan refinancing. The Partnership will however continue to monitor the Term Loan market.

As of September 30, 2014, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,059.9 million (including swaps with a notional value of $227.2 million in connection with the Partnership's bonds but excluding $100 million of forward starting swaps) representing approximately 101% of total debt and capital lease obligations, net of restricted cash. The average fixed interest rate of swaps related to bank debt is approximately 2.06% with average maturity of approximately 3.4 years as of September 30, 2014.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.
2Annualized means the figure for the quarter multiplied by 4.
3Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

As of September 30, 2014, the Partnership had outstanding bank debt of $837.3 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.3%. In addition, the Partnership has bonds of $202.3 million with a fixed rate of 6.485%.

Outlook

Golar Partners fleet performed well again during the quarter underlying a strong operating earnings result and distributable cash flow coverage of 1.47. The Partnership is also in a strong financial position with a net debt to EBITDA ratio of 3.0, which enables it to increase debt levels to fund future acquisitions.

Operating performance in the fourth quarter is also expected to be strong. In addition the Golar Igloo, which operates on a nine month a year contract and would normally not expect to receive hire during December, January and February, will likely earn hire for the the full month of December as its charterer has requested an extension to operations for this year.

As at the end of the third quarter Golar Partners has a total order backlog of $2.3 billion with an average remaining contract term of 5.7 years.

The Partnership's next identified acquisition is the FSRU Golar Eskimo, which has been chartered to the Government of Jordan under a 10 year contract. The Partnership has commenced discussions with Golar LNG Limited ("Golar LNG") with regards to the acquisition of the Golar Eskimo in the first quarter of 2015. Given the Partnerships strong balance sheet position it has the potential to acquire the Golar Eskimo without raising additional equity.

Golar Partners’ expected distribution growth for the full year 2014 is approximately 5%. In 2015, as a function of the likely acquisition of the Golar Eskimo, distribution growth is expected to be at least the level of 2014. Beyond this there are good possibilities of further FSRU and LNG carrier acquisition opportunities from Golar LNG over the next 24 months. For example, the Ghana FSRU opportunity with Quantum Power for the FSRU Golar Tundra, which is a project Golar LNG is helping to develop as exclusive provider of FSRU services.

Looking further forward, the Board is excited about the potential acquisition of floating liquefaction assets from Golar, which will likely be high margin and long contract duration assets. This growth potential underpins the Board’s confidence in the Partnership's ability to continue to grow its earnings and distributions over time.

November 26, 2014
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2014	2013	2014	2014	2013
	Jul-Sept	Jul-Sept	Apr-Jun	Jan-Sept	Jan-Sept
(in thousands)

Total operating revenues	$104,505	$87,633	$101,587	$293,782	$240,859
Vessel operating expenses	14,326	12,575	16,697	44,654	39,775
Voyage and commission expenses	2,475	736	1,534	5,198	3,948
Administrative expenses	1,486	1,020	1,337	4,272	3,614
Depreciation and amortization	20,828	17,485	19,895	58,371	48,150
Total operating expenses	39,115	31,816	39,463	112,495	95,487

Operating income	65,390	55,817	62,124	181,287	145,372

Financial (expenses) income
Interest income	279	266	277	856	798
Interest expense	(11,377)	(11,381)	(11,291)	(32,549)	(32,350)
Other financial items	145	(4,097)	(7,995)	(14,054)	(3,132)
Net financial expenses	(10,953)	(15,212)	(19,009)	(45,747)	(34,684)

Income before tax	54,437	40,605	43,115	135,540	110,688
Tax	15,116	(2,599)	(2,588)	9,724	(9,753)

Net income	69,553	38,006	40,527	145,264	100,935
Less: Net income attributable to non-controlling interests	(2,623)	(2,627)	(2,766)	(7,832)	(7,271)

Net income attributable to Golar LNG Partners LP Owners	$66,930	$35,379	$37,761	$137,432	$93,664

Weighted average units outstanding (in thousands of units):
Common units	45,663	40,563	45,663	45,663	40,010
Subordinated units	15,949	15,949	15,949	15,949	15,949
General partner units	1,257	1,153	1,257	1,257	1,142

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	At September 30,	At December 31,
	2014	2013
(in thousands)

ASSETS
Short-term
Cash and cash equivalents	$57,151	$103,100
Restricted cash	24,823	24,451
Inventories	91	1,085
Other current assets	19,252	7,743
Total Short-Term Assets	101,317	136,379
Long-term
Restricted cash	142,790	145,725
Vessels and vessels under capital leases, net	1,666,175	1,409,284
Other long term assets	29,804	29,831
Total Assets	$1,940,086	$1,721,219

LIABILITIES AND EQUITY
Short-term
Short-term debt due to related parties	$20,000	$—
Current portion of long-term debt	120,596	156,363
Other current liabilities	93,767	78,720
Amounts due to related parties	11,723	5,989
Total Short-Term Liabilities	246,086	241,072
Long-term
Long-term debt	919,049	733,108
Obligations under capital leases	156,337	159,008
Other long-term liabilities	17,436	17,904
Total Liabilities	1,338,908	1,151,092

Equity
Total Partners' capital	535,553	501,744
Accumulated other comprehensive loss	(2,044)	(2,394)
Non-controlling interest	67,669	70,777

Total Liabilities and Equity	$1,940,086	$1,721,219

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands )	2014	2013	2014	2014	2013
	Jul-Sept	Jul-Sept	Apr-Jun	Jan-Sept	Jan-Sept

OPERATING ACTIVITIES
Net income	$69,553	$38,006	$40,527	$145,264	$100,935
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,828	17,485	19,895	58,371	48,150
Unrealized foreign exchange (gains)/ losses	(627)	298	234	(526)	(7,637)
Interest element included in obligations under capital leases	804	56	—	818	174
Amortization of deferred charges	996	868	990	2,847	4,943
Drydocking expenditure	(989)	(11,239)	(1,231)	(2,468)	(48,832)
Deferred tax asset	(11,832)	—	—	(11,832)	—
Trade accounts receivable	21,478	3,958	(21,991)	(899)	(5,815)
Inventories	335	(1,163)	332	1,004	(845)
Prepaid expenses, accrued income and other assets	(1,565)	(325)	2,531	7,850	(3,614)
Amount due to/ from related companies	3,163	5,452	3,408	5,795	4,244
Trade accounts payable	702	(6,246)	520	1,204	(1,728)
Accrued expenses	(7,143)	1,154	2,531	(2,201)	3,442
Other current liabilities	(2,970)	9,121	4,382	353	4,854
Net cash provided by operating activities	92,733	57,425	52,128	205,580	98,271

INVESTING ACTIVITIES
Additions to vessels and equipment	(574)	(13,537)	(527)	(1,293)	(15,980)
Acquisition of subsidiaries, net of cash acquired from Golar	(7,271)	—	—	(155,319)	(117,517)
Restricted cash and short-term investments	(507)	(4,512)	(51)	(360)	51,464
Net cash used in investing activities	(8,352)	(18,049)	(578)	(156,972)	(82,033)

FINANCING ACTIVITIES
Proceeds from issuance of equity	—	—	—	—	130,244
Proceeds from short-term debt due to related parties	—	—	—	20,000	20,000
Proceeds from long-term debt	—	5,000	5,000	75,000	230,000
Payments in connection with the lease termination(including payment in respect of related Golar Winter currency swap termination)	—	—	—	—	(250,980)
Repayments of obligations under capital leases	—	—	(41)	(41)	(2,365)
Repayments of long-term debt	(35,946)	(19,091)	(19,192)	(74,296)	(60,698)
Non-controlling interest dividend	(3,520)	(5,597)	(3,760)	(10,940)	(5,597)
Cash distributions paid	(36,068)	(30,615)	(34,014)	(104,073)	(88,698)
Financing costs paid	(174)	(326)	—	(207)	(4,639)
Net cash used in financing activities	(75,708)	(50,629)	(52,007)	(94,557)	(32,733)

Net increase/(decrease) in cash and cash equivalents	8,673	(11,253)	(457)	(45,949)	(16,495)
Cash and cash equivalents at beginning of period	48,478	61,085	48,935	103,100	66,327
Cash and cash equivalents at end of period	$57,151	$49,832	$48,478	$57,151	$49,832

APPENDIX A - RECONCILATION OF NON-GAAP FINANCIAL MEASURES
Distributable Cash Flow (“DCF”)
Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, other non-cash items, and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, Golar Partners' capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner's performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(in thousands)	Three months ended September 30, 2014	Three months ended June 30, 2014
Net income*	69,553	$40,527
Add:
Depreciation and amortization	20,828	19,895
Unrealized (gain) loss from interest rate derivatives	(4,190)	3,294
Unrealized net (gain)/loss from foreign exchange retranslation	(627)	234
Deferred costs amortization	996	990
Costs indemnified by Golar LNG	(300)	750
NR Satu Deferred Tax	(11,832)	—

Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(17,137)	(16,937)
Non-controlling interest's share of DCF before maintenance and replacement capital expenditure	(4,126)	(3,647)

Distributable cash flow	$53,165	$45,106

Distributions declared:
Limited partners	$34,454	$34,454
General partner	1,614	1,614

Coverage ratio	1.47	1.25

* Net income for the third quarter of 2014 includes a $15.1million net credit in the tax line which principally relates to the recognition of deferred tax asset from reassessment of historically uncertain tax positions and a write back of the tax provision.
Adjusted EBITDA
Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance.
The Partnership believes that adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including adjusted EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership's ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partners' performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three months ended September 30,
(in thousands)	2014	2013
Net income	$69,553	$38,006

Depreciation and amortization	20,828	17,485
Net financial expenses	10,953	15,212
Tax	(15,116)	2,599

Adjusted EBITDA	$86,218	$73,302
Annualized adjusted EBITDA	$344,872	$293,208

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•
statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

•
statements about Golar Partners and Golar LNG's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

•	Golar Partners ability to increase distributions and the amount of any such increase;

•	Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Igloo, which we acquired from Golar in March 2014;

•	Golar Partners anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

•	Golar Partners future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	Golar Partners ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnerships charterers;

•	Golar Partners ability to maintain long-term relationships with major LNG traders;

•	Golar Partners ability to leverage Golar LNG's relationships and reputation in the shipping industry;

•	Golar Partners ability to purchase vessels from Golar LNG in the future;

•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•	Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	timely purchases and deliveries of newbuilding vessels;

•	future purchase prices of newbuildings and secondhand vessels;

•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•
the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

•	availability of skilled labor, vessel crews and management;

•	Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	Golar Partners ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of Golar Partners securities in the public market;

•	Golar Partners business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: November 26, 2014	By:	/s/ Graham Robjohns
Graham Robjohns Principal Executive Officer